Exhibit 6.8

PROMISSORY NOTE

$25,000.00	Date: August 8, 2003
Maturity Date: March 8, 2004

1. FOR VALUE RECEIVED, the undersigned maker of this note, MD Technologies Inc., a Delaware corporation (“Maker”) promises to pay to the order of Thomas L. Frazer (“Noteholder”) the principal amount of Twenty Five Thousand and no/100 dollars ($25,000.00), with interest on the outstanding principal balance from the date hereof until paid at the rate equal to the “Wall Street Journal Prime Rate” (as defined below) or the maximum rate allowed under applicable law, whichever is the lesser. As used herein, the term “Wall Street Journal Prime Rate” means the rate of interest the Wall Street Journal announces from time to time as the prime rate of interest offered by banks in the United States.

2. This is a master promissory note evidencing the Indebtedness of Maker to the Noteholder in connection with advances made to Maker by the Noteholder from time to time on a non-revolving basis. The maximum amount advanced shall not exceed the principal amount of this note and Maker shall be obligated to pay only the amount actually advanced plus interest and any-charges or other amounts as provided herein.

3. All outstanding principal and any accrued but unpaid interest under this note shall be due and payable at maturity. All payments shall be made in United States dollars. All payments shall be applied first to interest then accrued and then to principal. This note may be prepaid in whole or in part at any time without premium or penalty. All payments of principal and interest due hereunder shall be payable at 7520 Perkins Road, Suite 280, Baton Rouge, LA 70808, or at any other place that may be designated in writing by the Noteholder from time to time.

4. Any payment or other sum which is not paid when due shall bear interest from its due date until paid at the rateof eighteen percent (18%) per annum or the maximum rate allowed under applicable law, whichever is the lesser.

5. Notwithstanding any provision of this note to the contrary, all outstanding principal and any accrued but unpaid interest shall become immediately due and payable upon a Change of Control of Maker. “Change of Control” means (i) the sale by Maker of all or substantially all of its assets, (ii) the sale orother transfer by Maker of all or substantially all of its rights in any software developed or marketed by Maker, or (iii) any merger, consolidation or share exchange to which Maker is a party, except where after giving effect to such merger, consolidation, or share exchange, the holders of Maker’s outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the Board immediately prior thereto shall possess the voting power (under ordinary circumstances) to elect a majority of the surviving corporation’s board of directors after the merger, consolidation, or share exchange. This section shall exclude a Change of Control occurring as a result of the planned Initial Public Offering of Maker.

6. A default under this note shall occur if any installment of principal or interest is not paid promptly when due; or if Maker shall default under any loan, extension of credit, security agreement, purchase or sale agreement or any other agreement, in favor of any other creditor or person and fail to cure such default within any applicable cure period; or upon Maker’s dissolution or the termination of its existence; or upon the insolvency or business failure of, or the appointment of a custodian, trustee, liquidator or receiver for, Maker or for any of Maker’s property; or upon the making of an assignment for the benefit of creditors by Maker; or upon the filing of a petition or other action under any bankruptcy, insolvency or debtor’s relief law or for any adjustment of indebtedness, composition or extension by or against Maker.

7. Upon the occurrence of a default under this note, (i) all outstanding principal and any accrued but unpaid interest shall, at the option of the Noteholder, become immediately due and payable,-without-presentment, notice, protest or demand of any kind, all of which are expressly waived by Maker and (ii) the Noteholder may proceed to protect and enforce its rights under this note, or any other agreement between Maker and the Noteholder, by suit or otherwise, at law or in equity. No failure or delay in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available under applicable law, by contract or otherwise.

8. Any notice or other communication (“Notice”) required. or permitted to be given in connection herewith must be in writing and may be given to the person to be notified by (i) delivering it to such person, or (ii) sending it by a commercial courier service (such as FedEx) with such delivery confirmed in writing by the courier, or (iii) by United States Mail, postage prepaid, registered or certified mail, return receipt requested, or express mail expedited delivery service. Notice is effective upon delivery or, if delivery is refused, upon attempted delivery at the recipient’s address for Notices. A party delivering Notice shall try to obtain a receipt. For purposes of Notice, the addresses of the parties shall, until changed by Notice, be as follows:

If to Maker:	MD Technologies Inc.
620 Florida Blvd.
Suite 200
Baton Rouge, Louisiana 70801
Attn: William D. Davis, President

If to the Noteholder:	7520 Perkins Road
Suite 280
Baton Rouge, Louisiana 70808
Attn: Thomas L. Frazer

9. If this note is placed in the hands of an attorney at law for collection, to prosecute claims in bankruptcy, to institute legal proceedings to recover the amount hereof, or any part hereof, Maker promises to pay the reasonable fees of the attorneys employed for that purpose, and all court costs and costs of appeal.

10. ALL PARTIES HERETO (INCLUDING MAKER AND ANY ENDORSER, GUARANTOR OR SURETY) WAIVE PRESENTMENT FOR PAYMENT, NOTICE OF NONPAYMENT, PROTEST AND ALL PLEAS OF DIVISION AND DISCUSSION AND CONSENT TO ALL EXTENSIONS OF TIME, RENEWALS, WAIVERS, MODIFICATIONS, RELEASES OF SECURITY, EXCHANGES OF SECURITY AND OTHER INDULGENCES GRANTED BY THE NOTEHOLDER WITH RESPECT TO THIS NOTE AND HEREBY BIND THEMSELVES UNCONDITIONALLY, JOINTLY, SEVERALLY AND SOLIDARILY, AS ORIGINAL PROMISSORS FOR THE PAYMENT HEREOF IN PRINCIPAL, INTEREST, LATE CHARGES, ATTTORNEYS’ FEES AND COSTS.

11. This note shall be construed and enforced in accordance with the laws of the State of Louisiana, United States of America. Any judicial proceeding brought against Maker under or on account of this note may be brought in any federal or state court located in East Baton Rouge Parish, Louisiana and Maker consents to and accepts for itself the jurisdiction of such courts, and irrevocably agrees to be bound by any judgement rendered by any such court under or on account of this note.

MD TECHNOLOGIES INC.

By:	/s/ William D. Davis

William D. Davis, President